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                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

(X) Form 10-K  ( ) Form 20-F ( ) Form 11-k ( ) Form 10-Q ( ) Form N-SAR

For Period Ended: SEPTEMBER 30, 1996
( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR
For Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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AGTsports, Inc.
P.O. Box 620
Tampa, FL  33601
Commission File Number:  0-21914

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Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (x)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and
(c) The accountant's statement required by Rule 12b-25(C) has been attached as applicable

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Part III - Narrative

As of the fiscal year end of September 30, 1996 the Registrant has two wholly owned subsidiaries which are foreign corporations. The Registrant requests additional time to complete its audit and that of its foreign subsidiaries to allow a timely and accurate filing of its annual report on Form 10-KSB.

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Part IV - Other Information

(1)  B. Mack Devine                      (813) 661-3209

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

                    (X)  Yes    ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    (X)  Yes    ( )  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 AGTsports, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 27, 1996               By: /s/ B. Mack DeVine
                                           ----------------------------------
                                       Title:  President

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                                                                   Attachment 1


                                   AGTsports, Inc.
                                     Form 12b-25


A very minimal amount of financial activity occurred during the fourth fiscal quarter ending September 30, 1996. Consequently, total assets are expected to decline from the previous year due primarily to the write-off of certain intangible assets totaling $297,224 during earlier quarters of the current year. Total liabilities decreased overall from September 30, 1995 because of the removal of the liability to issue common stock upon the issuance of the actual stock.

Only minimal revenues were realized during the current fiscal year. As noted during the third quarter of the year, overall expenses are down due to the restructuring of the Company's activities to reduce expenses.